Exhibit 11.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Regulation A Offering Circular of Xspand Products Lab, Inc. on Amendment No. 2 to Form 1-A of our report dated December 22, 2017, except for Note 12 as to which the date is March 1, 2018, with respect to our audits of the consolidated financial statements of Xspand Products Lab, Inc. as of December 31, 2016 and 2015 and for the years then ended, which report appears in the Prospectus, which is part of this Regulation A Offering Circular. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

March 27, 2018